Exhibit 23.2

KPMG LLP
515 Broadway
Albany, NY 12207

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Wilber Corporation:

We consent to the incorporation by reference in Amendment No. 1 to the Registration Statement No. 333-160611 on Form S-3 of The Wilber Corporation of our reports dated March 10, 2009 with respect to the consolidated statements of condition of The Wilber Corporation as of  December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-k of The Wilber Corporation and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Albany, New York
October 7, 2009